Exhibit 99.1

Consolidated Financial Statements

March 31, 2008

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
March 31, 2008
(Expressed in U.S. dollars)

Contents

Explanatory Note	3

Notice to Reader

3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Income (Loss)	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-12

Notes to Financial Statements	13-22

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three month period ended March 31, 2008 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

EXPLANATORY NOTE

These interim consolidated financial statements of Banro Corporation have been restated to reflect the change in accounting treatment of the Company’s equity interest in BRC Diamond Core Ltd. upon loss of significant influence.

The Company reflected a fair value increase on designation to available-for-sale of $14,226,577 in other comprehensive income.  The Company has changed this treatment to reflect the dilution gain of $11,363,090 through net income (loss) and restated the fair value adjustment accordingly and the related contributed surplus and other comprehensive income (loss) amounts.

Banro Corporation
Consolidated Balance Sheets

(Expressed in U.S. dollars)

	March 31, 2008 (unaudited)	December 31, 2007 (audited)
	(Restated)

Assets

Current
Cash	$4,632,175	$2,167,013
Short term investments (Note 2)	18,899,744	29,762,591
Accounts receivable and prepaid expenses	457,927	414,572
	23,989,846	32,344,176

Investment (Note 3)	9,304,701	3,507,960
Property, plant and equipment (Note 4)	1,059,474	916,880
Deferred exploration expenditures (Note 5)	72,192,215	64,087,344

	$106,546,236	$100,856,360

Liabilities and Shareholders’ Equity

Current
Accounts payable	$3,519,339	$3,597,956

Commitments and guarantees (Note 8 and 11)

Shareholders’ equity
Share capital	138,249,689	136,593,491
Contributed surplus	13,727,026	14,000,674
Accumulated other comprehensive income (loss)	(4,715,253)	503,570
Deficit	(44,234,565)	(53,839,331)
	103,026,897	97,258,404

	$106,546,236	$100,856,360

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Operations and
Other Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2008	2007
	(Restated)

Expenses
Professional fees	$132,842	$206,309
Consulting fees	687	24,834
Office and sundry	260,428	254,310
Salary	459,523	308,513
Employee stock based compensation	360,776	1,752,239
Travel	215,556	175,457
Shareholder relations and promotion	147,314	131,408
Directors fees	25,000	22,500
Interest and bank charges	6,202	3,700
Amortization	9,297	5,105
Foreign exchange loss (gain)	381,115	(197,926)
	(1,998,740)	(2,686,449)
Interest income	254,672	565,511
Loss from operations	(1,744,068)	(2,120,938)
Share of equity loss of BRC DiamondCore Ltd. (Note 3)	(14,256)	(50,977)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3)	11,363,090	1,116,561
Net income (loss) for the period	$9,604,766	$(1,055,354)
Fair value adjustment on investment available-for-sale on March 31, 2008	(4,715,253)	—
Other comprehensive loss for the period	(4,715,253)	—
Net income (loss) and other comprehensive income (loss) for the period	$4,889,513	$(1,055,354)

Deficit, beginning of the period	(53,839,331)	(49,523,526)
Net income (loss) for the period	9,604,766	(1,149,334)
Deficit, end of the period	$(44,234,565)	$(50,672,860)
Basic and diluted income (loss) per share (Note 6(c))	$0.24	$(0.03)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

(unaudited)

	Number of Shares	(Note 6) Amount	Contributed Surplus (Restated)	Accumulated Other Comprehensive Income (Loss) (Restated)	Deficit (Restated)
December 31, 2005	32,711,688	$77,725,794	$5,407,283	$23,449	$(46,465,151)
Share of BRC contributed surplus	—	—	179,759	—	—
Issuance of stock options	—	—	3,228,511	—	—
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	—	—
Issued during the year (Note 6 (b)	4,376,000	46,934,352	—	—	—
Translation of equity investment	—	—	—	(16,165)	—
Net loss for the year	—	—	—	—	(3,058,375)

December 31, 2006	38,600,637	$130,181,820	$6,873,851	$7,284	$(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	—	—	—	(18,825)	—
Share of BRC contributed surplus	—	—	333,270	—	—
Issuance of stock options	—	—	9,751,397	—	—
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	—	—
Reversal of fair value upon disposition of investment available-for-sale	—	—	—	18,825	—
Translation of equity investment	—	—	—	496,286	—
Net loss for the year	—	—	—	—	(4,315,805)

December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC Diamond Core upon loss of significant influence (Note 3) (Restated)	—	—	(333,270)	(503,570)	—
Issuance of stock options	—	—	471,015	—	—
Options exercised or forfeited	300,000	1,656,198	(411,393)	—	—
Fair value adjustment on investment available-for-sale on March 31, 2008 (Restated)	—	—	—	(4,715,253)	—
Net income for the period (Restated)	—	—	—	—	9,604,766

March 31, 2008	40,160,137	$138,249,689	$13,727,026	$(4,715,253)	$(44,234,565)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
 Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2008	2007
	(Restated)
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$9,604,766	$(1,055,354)
Adjustments to reconcile loss to net cash provided by operating activities
Unrealized foreign exchange loss (gain)	920,354	(197,926)
Share of equity loss	14,256	50,977
Gain on dilution of interest	(11,363,090)	(1,116,561)
Value of options issued (Note 6(b))	360,776	1,105,403
Amortization	9,297	5,105
Accrued interest	487,238	435,116
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(43,355)	63,329
Accounts payable	(78,617)	(2,122,560)
	(88,375)	(2,832,471)
Investing activities
Acquisition of property, plant and equipment	(288,330)	(55,457)
Short term investments	9,596,335	1,876,641
Investment and advances to BRC DiamondCore Ltd.	—	(13,783)
Investment and advances to Loncor	—	(2,670)
Deferred exploration expenditures (Note 5)	(7,858,194)	(4,368,756)
	1,449,811	(2,564,025)
Financing activities
Common shares issued on exercise of stock options for cash	1,244,806	4,169,876

Effect of foreign exchange on cash held in foreign currency	(141,080)	197,927

Net increase (decrease) in cash during the period	2,465,162	(1,028,693)

Cash, beginning of period	2,167,013	5,962,993

Cash, end of period	$4,632,175	$4,934,300

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

  Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

  Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Deferred Exploration Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(b). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

  Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Financial Instruments – recognition and measurement	Held-for-trading Financial Instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity Financial Instruments and Other Financial Instruments are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable and prepaid expenses are classified as loans and receivables while accounts payable and accrued liabilities are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income except for losses in value that are considered other than temporary

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Banro Corporation

  Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date.  The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320, the Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Banro Corporation

  Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  The Company adopted this standard commencing in the 2008 fiscal year.  See Note 13 for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007.  Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks.  Also, Section 3862’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows.  The Company adopted this standard in the 2008 fiscal year.  See Note 12 for additional details.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

1.            Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.            Short Term Investments

The Company has invested in US$commercial paper and discount notes with interest rates varying from 3.25% to 3.55%, maturities up to May 5, 2008 and a market value of $11,057,221 and Cdn$discount notes and bankers acceptance with interest rates varying from 2.60% to 3.60%, maturities up to May 7, 2008 and a market value of $7,845,092 (Cdn$8,052,856).

3.            Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 14.55% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $9,300,962 (December 31, 2007 - $26,438,856). The principal business of BRC is the acquisition and exploration of diamond properties.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was diluted to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for sale. As at March 31, 2008, the Company recognized an unrealized loss $4,715,253 to adjust the Company’s investment in BRC to its fair market value of $9,300,962. In addition, as at March 31, 2008, an amount of $3,739 was payable to BRC with respect to the Company’s share of common expenses in the Congo.

Prior to February 11, 2008, the assets and liabilities of BRC were translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation were reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity. These amounts were transferred to the carrying value of the investment on loss of significant influence.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

4.            Property, Plant and Equipment

March 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$193,900	$59,837	$134,063
Office equipment	479,238	319,233	160,005
Vehicles	977,447	601,669	375,778
Communication equipment	88,726	38,550	50,176
Field camps	493,334	309,713	183,621
Surveying equipment	105,918	62,283	43,635
Geochemistry	173,186	103,451	69,735
Field equipment	32,011	13,811	18,200
Leasehold improvement	152,470	128,209	24,261
	$2,696,230	$1,636,756	$1,059,474

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$167,656	$52,781	$114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764
	$2,407,901	$1,491,021	$916,880

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

5.            Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Three month period ended March 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to March 31, 2008

Exploration costs	$7,858,194	$26,027,624	$80,759,804
Stock option compensation expense	110,238	3,446,115	6,542,564
Amortization of plant and equipment	136,439	481,495	1,390,905
Deconsolidation of Loncor	—	—	(332,127)

Net expenditures	8,104,871	29,955,234	88,361,146
Effect of exchange rate change	—	—	2,511

	8,104,871	29,955,234	88,363,657
Write-off	—	—	(16,191,442)

	$8,104,871	$29,955,234	$72,172,215

Mineral Rights

	Three month period ended March 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to March 31, 2008
Mineral rights	$—	$—	$9,701,194
Write-off	—	—	(9,681,194)

	$—	$—	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, March 31, 2008	$72,192,215

Total deferred exploration expenditures, December 31, 2007	$64,087,344

Included in total deferred exploration expenditures is a total cost of $328,820 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.            Share Capital

(a)   Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)         Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at March 31, 2008, the Company had 3,390,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$10.31 per share, expiring at various dates between May 2008 and August 2012.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2005	4,297,000	$3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(300,000)	(4.13)
Outstanding at March 31, 2008	3,390,551	$10.31

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.            Share Capital - (continued)

(b)  Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 03/31/08	Options Exercisable at 03/31/08	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	200,000	200,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	26,250	15.00	3/29/12
8/24/07	300,000	—	12.00	8/24/12

	3,390,551	2,692,801

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

6.    Share Capital - (continued)

(b)  Stock Options - (continued)

2008

During the three month period ended March 31, 2008, the Company recognized in the statement of operations as an expense $360,776 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $110,238 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)    risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%)

(ii)   expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%)

(iii) expected life: 5 years (2007 – 5 years)

(iv) expected dividends: $Nil (2007 - $Nil)

A summary of the status of the Company’s non-vested options as at March 31, 2008 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$6.09
Granted	—	—
Forfeited	—	—
Vested	(26,250)	(5.69)
Non-vested at March 31, 2008	697,750	$6.11

(c)   Income (loss) per Share

Income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended March 31, 2008, amounting to 39,993,104 (March 31, 2007 – 39,312,598) common shares.

Fully diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the period ended March 31, 2008 is 40,808,845 common shares. In previous periods, fully diluted loss per share was not presented since the exercise of the options would be anti-dilutive.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2008

7.            Related Party Transactions

Directors fees of $25,000 (March 31, 2007 - $22,500) were paid to non-executive directors of the Company.

Legal fees of $95,821 (March 31, 2007 - $169,384), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At March 31, 2008, $52,275 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.            Lease Commitments

The Company’s future minimum lease commitments for office premises as at March 31, 2008 for the following three years are as follows:

2008	$94,127
2009	101,371
2010	66,118
$261,616

9.            Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	March 31, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$72,192,215	$64,087,344
Democratic Republic of the Congo – capital assets	1,020,715	871,577
Canada – capital assets	84,753	45,303
	$73,297,683	$65,004,224

Banro Corporation

Notes to Consolidated Financial Statements

 (Expressed in U.S. dollars)

(unaudited)

March 31, 2008

10.     Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Three month period ended March 31, 2008	Year ended December 31, 2007
Amortization included in deferred exploration expenditures	$136,439	$481,495
Stock option compensation included in deferred exploration expenditures	$110,238	$3,446,115

11.     Commitments and Guarantees

During 2007 and 2008, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

12.     Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Notes to Consolidated Financial Statements

 (Expressed in U.S. dollars)

(unaudited)

March 31, 2008

12.     Financial instruments and risk management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2008. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at March 31, 2008.

	Canadian dollars	Congolese francs	South African rand	British pounds
Cash	1,873,611	60,158	418,582	—
Short-term investments	8,023,966	—	—	—
Accounts receivable and prepaid expenses	—	—	16,416	19,840
Accounts payable	(352,657)	—	(1,064,878)	(57,480)
Total foreign currency net working capital	9,544,920	60,158	(629,881)	(37,640)
US$exchange rate	0.9742	0.00189	0.1228	1.9853
Total foreign currency net working capital in USD	$9,298,662	$114	$(77,349)	$(74,726)
Impact of a 10% strengthening of the USD on net loss	$929,866	$11	$(7,735)	$(7,473)
Impact of a 10% strengthening of the USD on other comprehensive income	$—	$—	$—	$—

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in note 11, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the Lender.

Banro Corporation

Notes to Consolidated Financial Statements

 (Expressed in U.S. dollars)

(unaudited)

March 31, 2008

12.     Financial instruments and risk management (continued)

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

13.     Capital Management

The Company manages its cash and cash equivalents, common shares and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach through the development stage of the Company.

14.     Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.